UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated December 29, 2020

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Integrated Media Technology Limited (No. 333-227741) filed with the U.S. Securities and Exchange Commission ("SEC") on October 9, 2018, and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

OTHER EVENTS

Summary of recent corporation transactions.

Private Placement of Integrated Media Technology Limited Shares

On December 21, 2020, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") entered into a placement agreement with IPO Solutions Limited, an independent third party, to raise a total of US$1,000,000 for the new filter product design business. The foregoing description of the placement agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the placement agreement, which is incorporated by reference and filed as an Exhibit 10.24 to Form F-1 on December 23, 2020.

Supplement Letter Agreement with Nextglass Technologies Corp on Adjusting Subscription Price

On December 21, 2020, the Company signed a letter agreement ("Letter Agreement") with Nextglass Technologies Corp to adjust the subscription price of a US$1.65 M Convertible Note Purchase Agreement dated August 6, 2020 from US$3.00 per share to US$3.25 per share. In addition, the noteholder agreed not to seek repayment and or conversion of Shares in the Company for a period of 2 months after the issuance of the Convertible Note which is expected to be on or before December 24, 2020. On 21 December 2020, we closed this transaction. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement, which is incorporated by reference and filed as an Exhibit 10.25 to Form F-1 on December 23, 2020.

Purchase of Lamination Line

On December 21, 2020 the Company entered into equipment purchase and sale agreement ("Equipment Purchase Agreement") with RE&I International Limited and Zhenjiang Nextek Glass Film Limited to purchase one lamination line for our switchable glass operation for total proceeds of US$1,650,000. The foregoing description of the Equipment Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Equipment Purchase Agreement, which is incorporated by reference and filed as an Exhibit 10.26 to Form F-1 on December 23, 2020.

Provision of Credit Risk Analysis on China's Financial Markets

On December 21, 2020, the Company entered into a subscription agreement ("Subscription Agreement") to subscribe for up to a 60% equity interest in Greifenberg Capital Limited ("Greifenberg") for a total subscription amount of US$1,200,000. The initial subscribed amount is US$500,000, which is due on or before January 10, 2021 and the Company has the option to subscribe for an additional US$700,000 if Greifenberg achieves certain milestones after May 31, 2021. Greifenberg does not currently have operations but will be in the business of providing credit risk analysis on China's financial markets. The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the placement agreement, which is incorporated by reference and filed as an Exhibit 10.27 to Form F-1 on December 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 29, 2020

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer